

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2014

Via E-mail
Edward Low
Chief Financial Officer
Apolo Gold & Energy, Inc.
9th Floor, Kam Chung Commercial Building
19-21 Hennessy Road, Wanchai, Hong Kong

> **Re: Apolo Gold & Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2014**
> **Filed September 29, 2014**
> **File No. 000-27791**

Dear Mr. Low:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 5
Liquidity and Capital Resources, page 6

1.   Your disclosures under this heading indicate that other than loans from your director of $28,883, you did not raise funds from any other source. Please tell us how this statement is consistent with your statements of cash flows and stockholders' equity which indicate that you received $1.15 million in proceeds from the sale of common stock, or revise your disclosure accordingly.

Report of Independent Registered Public Accounting Firm, page F-1

2.   We note you provided financial statements for the years ended and as of June 30, 2014 and 2013 and for the cumulative period from April 16, 2002 (inception) through June 30, 2014 on pages F-2 to F-8. However, the audit report only provides an opinion for the balance sheet as of June 30, 2014 and the results of your operations and cash flows for the year ended June 30, 2014. Please amend your filing to provide an audit report or reports that cover the financial statements for 2013 and the cumulative period from April 16, 2002 (inception) through June 30, 2014, if audited. If the cumulative period is not audited, please indicate that fact parenthetically on the face of the financial statements.

Controls and Procedures, page 7

3.   Please advise or amend your disclosure to address the following points:

•   Disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures. Refer to Item 307 of Regulations S-K.

•   Revise management's report on internal control over financial reporting to provide a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting. Refer to Item 308(a)(2) of Regulation S-K.

•   Disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

•   Explain how your statement that "the Company has no active business being conducted" is consistent with your description of your business at page 2 or revise your disclosure accordingly.

•   You state that that the lack of segregation of duties was a result of your CFO assuming the duties of chairman and CEO in 2011. Please tell us whether this disclosure continues to be relevant or revise accordingly. In this regard, we note that these roles are now conducted by separate individuals.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 or Craig Arakawa, Accounting Branch Chief at 202-551-3650 if you have questions regarding these comments.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining